UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL

RETIREMENT SAVINGS AND INVESTMENT PLAN VI

Tyco International Management Company

9 Roszel Road

Princeton, NJ 08540

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TYCO INTERNATIONAL LTD.

Freier Platz 10

Schaffhausen, CH-8200 Switzerland

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

(a)	Financial Statements:

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 5 hereof below in lieu of the requirements of Items 1 to 3.

(b)	Exhibits:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

Tyco International

Retirement Savings and Investment Plan VI

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

With Report of Independent Registered Public

Accounting Firm

Tyco International

Retirement Savings and Investment Plan VI

*      Refers to item number Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2011.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Tyco International Retirement

Savings and Investment Plan VI

Princeton, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Tyco International Retirement Savings and Investment Plan VI (“Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4 (i) — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 26, 2012

Tyco International

Retirement Savings and Investment Plan VI

Statements of Net Assets Available for Benefits

As of December 31, 2011 and 2010

	December 31,
	2011	2010
Assets
Investments at fair value (Note 5)	$10,448,560	$11,918,875
Employer contributions receivable	7,543	7,163
Participants’ contribution receivable	9,347	8,742
Notes receivable from participants	722,987	735,178
Total receivables	739,877	751,083
Total assets	11,188,437	12,669,958

Net assets reflecting all investments at fair value	11,188,437	12,669,958
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(69,589)
Net assets available for benefits	$11,188,437	$12,600,369

The accompanying notes are an integral part of the financial statements.

Tyco International

Retirement Savings and Investment Plan VI

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Sources of net assets
Plan’s interest in the Tyco International
Retirement Savings and Investment Plan Master Trust investment income	$160,314
Interest and dividends	151,931
Net depreciation in fair value of investments	(153,007)
Total investment income	159,238
Employer contributions	245,636
Participants’ contributions	295,787
Total contributions	541,423
Total sources	700,661
Application of net assets
Benefits paid to participants	2,105,793
Administrative expenses	7,784
Total applications	2,113,577
Net decrease prior to transfer from affiliated plans	(1,412,916)
Net transfers from affiliated plans (Note 8)	984
Net decrease in net assets available for benefits	(1,411,932)
Net assets available for benefits:
Beginning of year	12,600,369
End of year	$11,188,437

The accompanying notes are an integral part of the financial statements.

Tyco International

Retirement Savings and Investment Plan VI

Notes to Financial Statements

December 31, 2010 and 2009

1.  Description of Plan

The Tyco International Retirement Savings and Investment Plan VI (the “Plan” or “RSIP VI”) is a defined contribution plan sponsored by Tyco International Management Company, LLC (“TIMCO” or “Plan Sponsor”), and is available to certain salaried and non union hourly employees of Tyco affiliated companies who reside in Puerto Rico (prior to January 1, 2009, the Plan was known as “Tyco International (US) Inc. Retirement Savings and Investment Plan VI (Puerto Rico)”). The Plan was adopted February 28, 1998 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Puerto Rico Internal Revenue Code of 1994 (the “PR Code”).  Selected Plan provisions are described below. Participants should refer to the Plan document and summary plan description for more complete information regarding the terms of the Plan.

On September 19, 2011, Tyco International Ltd. (“Tyco”, “TIL” or “Company”) announced that its Board of Directors (“the Board”) approved a plan to separate the Company into three separate, publicly traded companies consisting of the Company’s North American residential security business, its flow control business, and its commercial fire and security by spinning off the North American residential security business and flow control business in a tax free pro rata distribution to shareholders. On March 28, 2012, the Company announced that it entered into a definitive agreement to combine its flow control business with Pentair, Inc. (“Pentair”) in a tax-free, all-stock merger (“the Merger”), immediately following the spin off of the flow control business.  See Note 10.

In anticipation of the Merger, on August 1, 2012, plan assets will be spun off to a new plan for North American Residential Security plan participants residing in Puerto Rico. The new plan will be called the ADT Puerto Rico Retirement Savings and Investment Plan (“ADT plan”). It is anticipated upon the transaction, sponsorship of the ADT plan will plan transferred to the new company.

Eligibility

Employees must satisfy the following requirements to participate in the Plan (i) be employed by an employer that participates in the Plan, (ii) be at least eighteen years old, and (iii) be a resident of Puerto Rico.

Contributions

Contributions are subject to PR Code limitations. Contributions to the Plan are funded on a per pay-period basis.

Participants’ contributions - Participants may contribute a percentage of their eligible compensation up to a specified amount.  During 2011, participants may contribute up to 35% of compensation on a pre-tax basis and/or after-tax basis, not to exceed $10,000 during the Plan year.

Employer contributions - Certain participant contributions are eligible to receive matching contributions.  Additionally, certain employees are eligible to receive “supplemental” matching contributions based on their years of service with Tyco and its affiliated companies.  The level of matching contributions and supplemental matching contributions varies for each participating employer in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s deferral contributions, employer contributions, and an allocation of earnings or losses, and is charged with participant fees, as applicable. Participants are entitled to the benefit in their respective accounts to the extent vested.

Vesting

Participants are immediately vested in any contributions they make to the Plan plus actual earnings thereon. Vesting with respect to any matching contributions and any associated earnings is based on a participant’s years of “vesting service.”  Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following completion of three years of vesting service. Any participant who performs an hour of service after January 1, 2002 and is covered under a former employer’s graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer’s graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of vesting service. However, participants from a former employer’s plan that was merged into the Plan could continue to vest in accordance with the former plan’s vesting schedule.

Forfeitures

Upon termination of employment for reasons other than a distributable event, nonvested contributions are forfeited at the time of termination.  Nonvested forfeitures may be used to reduce employer contributions or to pay Plan expenses.  As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $2,643 and $417, respectively.

Investment Options

Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan, on a daily basis.

Notes receivable from participants

Participants are allowed to borrow from their Plan accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant’s vested account balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have two loans outstanding at a time. Loans are adequately secured by the participant’s account balance and bear a reasonable interest rate. Loans must be repaid through payroll deductions and upon termination of service all loans must be repaid in full. Interest rates ranged from 3.25% to 9.50% at December 31, 2011 and 2010.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum distribution equal to the participant’s vested interest in his or her account or to have an annuity purchased by the Plan with the vested interest in the participant’s account in accordance with the terms of the Plan document.

Administrative Expenses

At the present time, some of the expenses of administering the Plan, including the fees of the Plan trustee, consultants and auditor expenses, but excluding certain loan fees, hardship withdrawal fees and Qualified Domestic Relations Order (“QDRO”) processing fees, are paid by Tyco and its affiliated employers and/or from Plan forfeitures.  The costs associated with certain investment options, such as management fees, brokerage fees and transfer taxes, are deducted from the assets of the investment options and are generally assessed as a percentage of assets invested.  Plan recordkeeping fees are also included as part of these fees.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor. Fidelity Investments Institutional Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Notes Receivable from Participants

Notes receivables from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Investment Valuation and Income Recognition

Certain assets of the Plan are in the Tyco International Retirement Savings and Investment Plan Master Trust (the “Master Trust”)

with other Tyco sponsored defined contribution plans, which consist of the Tyco International Retirement Savings and Investment Plan (formerly, Tyco International Retirement Savings and Investment Plan III), the Tyco International Retirement Savings and Investment Plan IV (through June 1, 2011), and the Tyco International Retirement Savings and Investment Plan V(through October 1, 2010) (collectively with RSIP VI, the “RSIPs”).  The Plan’s assets in the Master Trust include the Tyco International Ltd. Stock Fund, Interest Income Fund, Mid-Cap Equity Blend Fund, and the Large Cap Equity Fund.  Banco Popular de Puerto Rico (“BPPR”) serves as trustee for the Plan’s direct investments in mutual funds and collective trust funds.

The Plan’s investments are reported at fair value.  The Plan’s investment in the Master Trust is recorded at estimated fair value based on the fair values of the underlying investments held in the Master Trust.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The Plan records investment income or loss from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investment held directly by the Plan and those held as underlying investments of the Master Trust.

Cash and interest bearing cash are composed of various money market funds. The fair values have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality or liquidity restrictions.  The Plan’s investment in money market deposit accounts occasionally exceed federally insured balances.

Registered investment companies are valued by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The Plan’s registered investment companies include U.S. equity, balanced (equities and bonds), and target retirement age mutual funds.  The target retirement age mutual funds automatically reduce the equity allocation as the participant approaches the targeted retirement year and beyond.

Common stocks are valued by obtaining quoted prices on recognized and highly liquid exchanges (level 1 inputs).

Collective trusts are valued based on their net asset values, as reported by custodians as of the financial statement dates and prices of recent transactions (level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary.  One of the collective trusts holds a diversified portfolio of large international equities, another holds an interest in an underlying US debt index fund and a money market fund, another holds a portfolio of equity investments that seek to approximate the performance of the S&P MidCap 400 Index, and a number of collective trusts that seek to achieve a high total return through investments in a combination of domestic and international equity and debt until the trusts’ target retirement date.  Each collective trust held through the Plan’s interest in the Master Trust provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirements.

Fully benefit-responsive investment contract values are estimated by discounting the projected cash flows based upon current yields for contracts with comparable durations and credit quality of the issuers (level 2 inputs).

Wrapper contracts, or synthetic guaranteed investment contracts, generally cover a diversified portfolio of government and corporate bonds, and collective trusts. The contract amortizes the realized and unrealized gains from the underlying investments through adjustments to the crediting rate earned by the Participants in the fund. The writer of the contract provides assurances that adjustments to the rate earned by participants do not result in a future rate less than zero. A rate less than zero would result in a partial loss of principal and accumulated earnings.  Fair values of wrapper contracts associated with synthetic contracts are determined through matrix pricing models incorporating inputs for comparable contract size, duration, cash flows, the credit quality of the underlying portfolio and other terms (level 2).

U.S. Treasury securities and government agency securities traded on a national exchange or reported on the National Association of Securities Dealers Automated Quotations (“ NASDAQ”) are valued based upon the closing price reported in the active market in which the security is traded (level 1 inputs).  When no sales price is available, the fair values of U.S. Treasury securities and government securities may be determined through pricing models, such as a single cash flow model, that incorporate data on interest rate movements, pass-thru securities markets, bid evaluations, and other pertinent data (level 2 inputs).  Residential mortgage-backed securities are priced using the most recent bid prices or potentially the mean of the latest bid and asked prices (level 2 inputs).

Corporate debt securities are valued based upon the closing price reported in the active market in which the security is traded, when available (level 1 inputs).  Other corporate bonds are valued based upon recent bid prices or the average of recent bid and asked prices when available (level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered to by management to be reliable.  Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for specific securities but rather by relying on securities’ relationship to other benchmark quoted securities (level 2 inputs).  Commercial mortgage-backed securities and other asset-backed securities are valued using matrix pricing (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fully Benefit-Responsive Investment Contracts

Net assets available for benefits reflect the Plan’s interest in the contract value of the fully benefit-responsive investment contracts held in the Master Trust, because the Plan’s allocable share of the difference between fair value and contract value for these investments is presented as a separate adjustment in the statement of net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  As of December 31, 2010 the Plan held a fully benefit-responsible investment contract in its interest in the Master Trust.  As of December 31, 2011, the Plan no longer held this investment in its interest in the Master Trust.

The Plan records investment income or loss from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying investments comprising the Master Trust.  The Plan also records in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on the investments, and interest and dividend income for those investments held directly by the Plan outside of the Master Trust.

Benefit Payments

Benefit payments to participants are recorded when distributed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.  Income Tax Status

The Department of Treasury for the Government of Puerto Rico has determined and informed the Plan Sponsor by a letter dated August 25, 1998 that the Plan and related trust are designed in accordance with applicable sections of the PR Code. The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the PR Code. Therefore, no provision for income taxes is required.

4.  Risk and Uncertainties

The Plan and Master Trust invest in various investments. Investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan participants direct the investment of their Plan holdings into various investment options offered under the Plan and solely bear the risk of loss associated with the investment securities in which they are invested pursuant to ERISA section 404(c).

5.  Investments at Fair Value

The following investments represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2011	2010

Plan interest in the Tyco International Retirement Savings and Investment Plan Master Trust	$949,630	$4,339,343
Fidelity Freedom 2020 Fund	644,450	934,192
Fidelity Growth Company Fund	1,472,288	1,703,815
Vanguard Windsor II Fund	—	1,011,382
Vanguard Prime Money Market Inst.	3,852,394	—
BTC U.S. Debt Fund	793,885	831,425

During the year ended December 31, 2011, the Plan’s investments held outside of the Master Trust (including investments bought, sold, and held during the year) depreciated in value as follows:

Year Ended December 31, 2011

Investment Type
Registered investment companies	$(171,532)
Collective trust funds	18,525
Net depreciation in fair value of investments	$(153,007)

Interest in the Master Trust

As explained in Note 2, certain Plan’s assets are commingled with the assets of several other Tyco-sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company (“Fidelity”), the trustee for the Master Trust, holds the Master Trust’s investment assets, provides administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

The Plan’s relative share of ownership of the total net assets of the Master Trust was less than 1% as of December 31, 2011 and 2010. The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust.

The following table presents net assets held in the Master Trust, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the Interest Income Fund held in the Master Trust as of December 31, 2011 and 2010.

	December 31,
	2011	2010
Investments at fair value
Interest bearing cash	$2,200,914	$143,441,948
Registered investment companies
U.S. Equity/Bond Mutual Funds
Fidelity Growth Company Fund	418,037,437	412,519,697
Vanguard Windsor II Fund	—	130,537,066
Spartan U.S. Equity Index Fund	—	108,395,121
Spartan S&P 500 Index Fund	111,334,862	—
Allianz CCM Capital Appreciation Fund	—	49,393,962
Vanguard Small-Cap Index Fund	59,637,045	56,410,683
Vanguard Prime Money Market Fund	463,357,962	—
Vanguard Short Term Bond Index Fund	12,385,496	4,159,331
DFA U.S. Small Cap Portfolio	1,473,685	—
International Equity
Spartan International Index Fund	29,148,906	—
Dodge & Cox International Stock	29,826,104	—
Target Date Mutual Funds
Fidelity Freedom 2000 Fund	—	21,844,040
Fidelity Freedom 2010 Fund	—	83,186,357
Fidelity Freedom 2020 Fund	—	159,117,982
Fidelity Freedom 2030 Fund	—	106,460,168
Fidelity Freedom 2040 Fund	—	56,577,189
Fidelity Freedom 2050 Fund	—	11,611,125
Balanced Blend Mutual Funds
Fidelity Balanced Fund	130,794,882	143,169,960
Fidelity Freedom Income Fund	—	12,785,899
Total registered investment companies	1,255,996,379	1,356,168,580
Collective Trusts
Target Date Funds
Pyramis Index Lifecycle 2000 Fund	30,505,771	—
Pyramis Index Lifecycle 2010 Fund	76,839,204	—
Pyramis Index Lifecycle 2020 Fund	164,791,551	—
Pyramis Index Lifecycle 2030 Fund	125,754,452	—
Pyramis Index Lifecycle 2040 Fund	78,275,251	—
Pyramis Index Lifecycle 2050 Fund	18,457,235	—
U.S. Equity Fund
SSGA S&P 400 Mid-Cap Index Fund	93,088,461	—
International Equity Fund
Alliance Bernstein International Style Fund	—	73,807,128
Blended Bond Fund
BTC U.S. Debt	95,402,739	79,095,135
Total collective trusts	683,114,664	152,902,263
U.S. treasury securities and government agency securities	—	226,686,441
Corporate debt instruments	—	88,691,961
Other common stock	116,756,459	90,140,923
Tyco common stock	69,006,271	59,129,493
Investment contracts	—	48,711,324
Total investments at fair value	2,127,074,687	2,165,872,933
Other receivables	92,585,421	86,139,464
Other liabilities	(410,340)	(653,363)
Net assets reflecting all investments at fair value	2,219,249,768	2,251,359,034
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(9,075,486)
Net assets held in the Master Trust	$2,219,249,768	$2,242,283,548

Investment income for the Master Trust for the year ended December 31, 2011 is as follows:

Year Ended December 31, 2011
Investment income
Net appreciation/(depreciation) in fair value of investments:
Registered investment companies	$(37,351,684)
Collective trusts	8,424,227
Fixed Income Securities	5,260,944
Tyco common stock	7,683,370
Other common stock	3,820,597
Total net depreciation	(12,162,546)
Interest and dividends	37,857,485
Total investment income	$25,694,939

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2011:

		Fair Value Measurements as of December 31, 2011 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Interest bearing cash	$2,200,914	$—	$2,200,914
Common stock
U.S. equity	116,756,459	116,756,459	—
Tyco common stock	69,006,271	69,006,271	—
Total common stock	185,762,730	185,762,730	—
Registered investment companies
Balanced blend mutual funds	130,794,882	130,794,882	—
Blended bond mutual funds	12,385,496	12,385,496	—
Money market mutual fund	463,357,962	463,357,962	—
U.S. equity	590,483,029	590,483,029	—
International equity	58,975,010	58,975,010	—
Total registered investment companies	1,255,996,379	1,255,996,379	—
Collective trusts
Target date funds	494,623,464	—	494,623,464
U.S. equity	93,088,461	—	93,088,461
Blended bond fund	95,402,739	—	95,402,739
Total collective trusts	683,114,664	—	683,114,664
Total investments at fair value	$2,127,074,687	$1,441,759,109	$685,315,578

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2010.

		Fair Value Measurements as of December 31, 2010 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Interest bearing cash	$143,441,948	$—	$143,441,948
Common stock
U.S. equity	90,140,923	90,140,123	—
Tyco common stock	59,129,493	59,129,493	—
Total common stock	149,270,416	149,270,416	—
Fixed income
U.S. treasury securities and government agency securities	155,228,786	155,228,786	—
Corporate bonds	88,157,202	88,157,202	—
Other asset-backed securities	534,759	—	534,759
Mortgage-backed securities	71,457,655	—	71,457,655
Total fixed income	315,378,402	243,385,988	71,992,414
Registered investment companies
US equity mutual funds	761,415,860	761,415,860	—
Target date mutual funds	438,796,861	438,796,861	—
Balanced blend mutual funds	155,955,859	155,955,859	—
Total registered investment companies	1,356,168,580	1,356,168,580	—
Collective trusts
International equity fund	73,807,128	—	73,807,128
Blended bond fund	79,095,135	—	79,095,135
Total collective trusts	152,902,263	—	152,902,263
Others
Investment contracts	48,711,324	—	48,711,324
Wrapper contracts	—	—	—
Total other	48,711,324	—	48,711,324
Total investments at fair value	$2,165,872,933	$1,748,824,984	$417,047,949

The Master Trust did not have any investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the years ended December 31, 2011 and 2010.

The following tables set forth by level, within the fair value hierarchy, the plan’s investments measured at fair value on a recurring basis as of December 31, 2011 and 2010, respectively.  The following tables do not include the plan’s interest in the Master Trust.  See the tables presented above for information concerning assets of the Master Trust measured at fair value on a recurring basis as of December 31, 2011 and 2010.

		Fair Value Measurements as of December 31, 2011 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Registered investment companies
U.S. Equity Mutual Funds
Fidelity Growth Company Fund	$1,472,288	$1,472,288	$—
Vanguard Small-Cap Index Fund	515,696	515,696	—
Spartan S&P 500 Index Fund	228,863	228,863	—
Money Market Mutual Funds
Vanguard Prime Money Market Fund	3,852,394	3,852,394	—
Target Date Mutual Funds
Fidelity Freedom 2000 Fund	119,618	119,618	—
Fidelity Freedom 2010 Fund	330,820	330,820	—
Fidelity Freedom 2020 Fund	644,450	644,450	—
Fidelity Freedom 2030 Fund	346,392	346,392	—
Fidelity Freedom 2040 Fund	132,906	132,906	—
Fidelity Freedom 2050 Fund	10,809	10,809	—
International Mutual Funds
Dodge & Cox International Stock	103,932	103,932	—
Spartan International Index Fund	107,224	107,224
Fixed Income Mutual Funds
Vanguard Short Term Bond Index Fund	23,381	23,381	—
Balanced Blend Mutual Fund
Fidelity Balanced Fund	445,835	445,835	—
Fidelity Freedom Income Fund	123,061	123,061	—
Total registered investment companies	8,457,669	8,457,669	—
Collective trusts
U.S. Equity Fund
SSGA S&P 400 Mid-Cap Index Fund	247,376	—	247,376
Blended Bond Fund
BTC U.S. Debt	793,885	—	793,885
Total investments at fair value	$9,498,930	$8,457,669	$1,041,261

		Fair Value Measurements as of December 31, 2010 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Registered investment companies
U.S. Equity Mutual Funds
Fidelity Growth Company Fund	$1,703,815	$1,703,815	$—
Vanguard Windsor II Fund	1,011,382	1,011,382	—
Vanguard Small-Cap Index	617,675	617,675	—
Spartan US Equity Index Fund	362,226	362,226	—
Allianz CCM Capital Appreciation Fund	41,291	41,291	—
Target Date Mutual Funds
Fidelity Freedom 2000 Fund	114,041	114,041	—
Fidelity Freedom 2010 Fund	457,377	457,377	—
Fidelity Freedom 2020 Fund	934,192	934,192	—
Fidelity Freedom 2030 Fund	377,826	377,826	—
Fidelity Freedom 2040 Fund	115,837	115,837	—
Fidelity Freedom 2050 Fund	3,218	3,218	—
Fixed Income Mutual Fund
Vanguard Short Term Bond Fund	6	6	—
Balanced Blend Mutual Funds
Fidelity Balanced Fund	499,186	499,186	—
Fidelity Freedom Income Fund	81,220	81,220	—
Total registered investment companies	6,319,292	6,319,292	—

Collective trusts
Fixed income fund	831,425	—	831,425
International equity fund	428,815	—	428,815
Total investments at fair value	$7,579,532	$6,319,292	$1,260,240

6.  Interest Income Fund

The Interest Income Fund (“Fund”) was a unitized fund offered exclusively to plans participating in the Master Trust, and was comprised of fully benefit-responsive investment contracts, synthetic investment contracts, government and corporate fixed income securities, and collective trusts.  During 2011, the Fund was liquidated and there are no holdings of this Fund as of December 31, 2011.  All principal and net capital gains were distributed to participants.  Contracts were issued by banks, insurance companies and other financial institutions (“Issuers”).  The Fund was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represented contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts specified certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances include but were not limited to:

•                  Fund’s failure to qualify for exemption under Code Section 501(a) or qualification as a group trust under IRS Revenue Ruling 81-100;

•                  Establishment of a competing fund or transfers to competing funds without equity wash;

•                  Adoption of amendments to Fund documents unless agreed to by issuer;

•                  Partial or complete termination of the Fund or any plan;

•                  Participant communications designed to induce or influence participants not to invest in Fund or to transfer assets out of the Fund;

•                  Group termination, group layoff, early retirement program;

•                  Merger or consolidation of any plan with another plan;

•                  Changes in laws, regulations or administrative positions that could result in substantial withdrawals from, or transfers out of, the Fund; and

•                  Insolvency or bankruptcy with regard to the Fund or the contract holder.

The contracts limited the circumstances under which the Issuers could terminate the contracts. Examples of circumstances which would allow the Issuers to terminate the contracts include but were not limited to:

•                  Management of the portfolio is not in accordance with investment management guidelines;

•                  Contract holder breaches any of its obligations under the wrap agreements (such as the obligation to pay wrap fees);

•                  Any representation or warranty made by the contract holder becomes untrue;

•                  Replacement of investment manager without prior issuer consent;

•                  Qualified plans cease to meet the requirements of Code Sections 401(a), 401(k) or 457; and

•                  Wrap becomes a prohibited transaction within the meaning of Code Section 406 of ERISA.

If one of these events had occurred, the Issuers could terminate the contracts at an amount less than contract value.

The crediting interest rates of the contracts were based on an agreed-upon formula with the Issuer, as defined in the contract agreements, but could not be less than 0%.  The interest rates were reviewed on a monthly basis for resetting.  The key factors that influenced future interest crediting rates included the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contracts.  The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  A positive adjustment would indicate that the contract value is greater than the fair value.  A negative adjustment would indicate that the contract value is less than the fair value.  The embedded losses were amortized through a lower interest crediting rate than would otherwise be the case.

2010
Average contract yield in the aggregate for all contracts:
Based on annualized earnings(1)	0.93%
Based on interest rate credited to participants(2)	2.00%

(1)           Computed by dividing the annualized one-day actual earnings on the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)           Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

7.  Party-In-Interest Transactions

The underlying investments of the Master Trust include a unitized stock fund, the Tyco International Ltd. Stock Fund (“Stock Fund”), which is comprised of a short-term investment fund component and common shares of TIL, the parent of the Plan Sponsor. The unit values of the Stock Fund are recorded and maintained by Fidelity Management Trust Company, the Trustee of the Master Trust and Plan. Plan participants may direct up to 25% of their employee and employer contributions to the Stock Fund. In addition, participants may exchange a portion of their account balance into the Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Stock Fund to exceed 25%. During the year ended December 31, 2011, the Plan purchased units in the Stock Fund of approximately $38 thousand, sold units in the Stock Fund of approximately $91 thousand, and had net appreciation in the fair value of investments of approximately $33 thousand. The total value of the Plan’s investment in the Stock Fund was approximately $208 thousand and $228 thousand at December 31, 2011 and 2010, respectively.

Certain of the Plan’s assets are invested in registered investment companies managed by Fidelity Investments, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. Expenses paid to FMR Co. and/or its affiliates by the Plan during the year ended December 31, 2011 were approximately $3,619. These transactions and investments, as well as participant loans, qualify as “party-in-interest” transactions, as “party-in-interest” is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others.

8.  Net Transfers from Affiliated Plans

During the year ended December 31, 2011, assets transferred from affiliated plans were as follows:

Plan Name	Date Transferred	Assets Transferred
Net transfers from other RSIPs	Various	$984

9.  Litigation Contingency

In April 2006, the U.S. Securities and Exchange Commission (the “Commission”) filed a complaint the (“Complaint”) with the U.S. District Court for the Southern District of New York (the “District court”) alleging that TIL violated the federal securities laws. In May 2006, the District Court entered final judgment (the “Final Judgment”) against TIL. The Final Judgment ordered TIL to pay an immaterial disgorgement and a civil penalty of $50,000,000, and directed that the funds were to be deposited in the Court Registry Investment System (“CRIS”) in an interest-bearing account.  Subsequently, in December 2006, the Commission filed a related case against three former TIL officers and employees alleging violations related to the accounting misconduct that was the basis of the Complaint and the Final Judgment.  Final judgments were entered against all three of the defendants in that action, ordering that the disgorgement and civil penalties paid by the individual defendants be deposited into the TIL CRIS account as well. The final judgments entered in these matters provided that the Commission could propose a plan to distribute the funds in the TIL CRIS account, subject to the Court’s approval, and that such plan may provide that the funds be distributed pursuant to the SEC Fair Fund provisions of Section 308(a) of the Sarbanes-Oxley Act of 2002, 15 U.S.C. § 7246(a).  In August 2009, the District Court granted the Commission’s motion to establish an SEC Fair Fund and appointed The Garden City Group, Inc. (“Garden City Group”) to serve as the fund administrator (“Fund Administrator”) to assist in developing a Plan of Distribution pursuant to which monies in the SEC Fair Fund will be distributed to investors harmed by the violations alleged in the Complaint and to oversee the administration of claims and the distribution of the SEC Fair Fund pursuant to the terms of the Plan of Distribution, subject to oversight by the Court.  The District Court approved the Plan of Distribution in November 2010. As a result, as of December 31, 2011, the TIL CRIS account’s balance was approximately $56,100,000.  In 2011, claims were filed for the allocation of a portion of the SEC Fair Fund to the TIL-sponsored RSIPs, in respect of participants in TIL’s pre-separation retirement plans (including the RSIPs) for whose individual accounts the plans purchased and/or held shares of the Tyco Stock Fund during the period.  However, no amounts have yet been certified or distributed under the terms of the Plan of Distribution and therefore no amount has been recorded in the financial statements of the Plan as of December 31, 2011 to reflect the gain from the SEC Fair Fund distribution referenced above.

10.  Subsequent Events

On March 28, 2012, the Company announced that it entered into a definitive agreement to combine its flow control business with Pentair, Inc. (“Pentair”) in a tax-free, all-stock merger (“the Merger”), immediately following the spin off of the flow control business. Upon completion of the Merger, which has been unanimously approved by the Boards of both companies, Tyco shareholders are expected to own approximately 52.5% of the combined company and Pentair shareholders are expected to own approximately 47.5%.  Completion of the separation transactions, including the Merger, is subject to the approval of the distributions by Tyco Shareholders, the approval of the Merger by Pentair shareholders, regulatory approvals and customary closing conditions.

In anticipation of the separation, on August 1, 2012, plan assets will be spun off to a new plan for the North American residential security plan participants residing in Puerto Rico. The new plan will be called the ADT Puerto Rico Retirement Savings and Investment Plan (“ADT plan”). It is anticipated upon the separation that sponsorship of the ADT plan will be transferred to the new company.

PLAN SPONSOR:  TYCO INTERNATIONAL MANAGEMENT COMPANY

PLAN NUMBER: 036

EIN: 20-5073412

Tyco International

Retirement Savings and Investment Plan VI

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
*	Fidelity Investments	Fidelity Balanced Fund		445,835
*	Fidelity Investments	Fidelity Growth Company Fund		1,472,288
*	Fidelity Investments	Fidelity Freedom Index Inc. Fund		123,061
*	Fidelity Investments	Fidelity Freedom Index 2000 Fund		119,618
*	Fidelity Investments	Fidelity Freedom Index 2010 Fund		330,820
*	Fidelity Investments	Fidelity Freedom Index 2020 Fund		644,450
*	Fidelity Investments	Fidelity Freedom Index 2030 Fund		346,392
*	Fidelity Investments	Fidelity Freedom Index 2040 Fund		132,906
*	Fidelity Investments	Fidelity Freedom Index 2050 Fund		10,809
*	Fidelity Investments	Spartan S&P 500 Index Fund		228,863
*	Fidelity Investments	Spartan International Index Fund		107,224
	BTC	U.S. Debt Fund		793,885
	State Street Global Advisors	SSGA S&P 400 Mid-Cap Index Fund		247,376
	Dodge & Cox	Dodge & Cox International Stock Fund		103,932
	Vanguard Funds	Vanguard Prime Money Market Fund		3,852,394
	Vanguard Funds	Vanguard Small Cap Index Fund		515,696
	Vanguard Funds	Vanguard Short Term Bond Index Fund		23,381
*	Participant Loans	Interest rates ranging from 3.25% to 9.50%		722,987

*	Denotes a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL RETIREMENT SAVINGS AND INVESTMENT PLAN VI

/s/ John G. Nawrath
John G. Nawrath
Chairperson, Administrative Committee
Date: June 26, 2012